Exhibit 99.1

TNL Mediagene (NASDAQ: TNMG) Announces First Half Fiscal Year 2025 Unaudited Financial Results

●	Revenue increased 5.7% to $21.8 million in H1 2025 as compared to $20.6 million in H1 2024

●	Operating margin improved to (25.9%) in H1 2025 as compared to (27.0%) in H1 2024

●	Management Adjusted EBITDA margin, which adjusts for the impact of public company costs, improved to (6.5%) in H1 2025 as compared to (6.7%) in H1 2024

●	Net loss narrowed 27.2% to ($4.3 million) in H1 2025 as compared to ($5.9 million) in H1 2024

●	Outstanding debt reduced by approximately $5.0 million in H1 2025

●	Current cash balance of approximately $1.8 million as of September 30, 2025

●	Public listing is a key part of the Company’s long-term strategy and positions for strategic organic and inorganic growth opportunities including active M&A strategy

●	Expanded regional media footprint into new language markets, accelerated AI-driven performance initiatives, advanced content commerce partnerships, and strengthened leadership team through targeted hires and organizational streamlining

●	Enhanced capital markets presence through new research analyst coverage, active investor-conference participation, and co-hosting major industry events including the 2025 Generative AI Conference and upcoming TechGALA Japan 2026

TOKYO, Oct. 7, 2025 /PRNewswire/ -- TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced its unaudited financial results for the six months ended June 30, 2025 (“H1 2025”).

H1 2025 Financial Highlights

●	Revenue increased 5.7% to $21.8 million in H1 2025 as compared to $20.6 million in H1 2024, as the Company strategically focused on high-margin tech- and data-powered products in the Technology business unit and leveraged strength in the Digital Studio business unit

●	Operating margin improved to (25.9%) in H1 2025 as compared to (27.0%) in H1 2024, due to the reduction in one-time professional service fees associated with the Company’s Nasdaq listing, offset by newly incurred public company costs

●	Management Adjusted EBITDA margin, a non-IFRS financial measure used to evaluate underlying operational performance excluding public company costs, improved to (6.5%) in H1 2025 as compared to (6.7%) in H1 2024

●	Net loss narrowed 27.2% to ($4.3 million) in H1 2025 as compared to ($5.9 million) in H1 2024

●	Outstanding debt reduced by approximately $5.0 million in H1 2025

●	Current cash balance of approximately $1.8 million as of September 30, 2025

H1 2025 Strategic and Operational Highlights

Launch and Expansion of Media Properties in New Language Markets

●	Expanded popular Japanese media property Roomie Japan into the global Mandarin-language market via the launch of Roomie International.

●	Laid groundwork for the launch of Business Insider Taiwan in Q3 2025, the Mandarin-language edition of the Company’s successful Business Insider Japan media property.

Utilizing New AI Technology to Enhance Performance

●	Launched Ad2 AI Agent, an intelligent AI-based advertising service leveraging data-driven insights and automation through AI Audience (Smart Audience) and AI Creative (Smart Creative) to optimize audience targeting, ad placement, and creative strategy.

●	Rolled out AI-powered content management system to improve editorial efficiency and content exposure, implemented AI-based display-ad optimization tools, and advanced AI-driven workflow automation initiatives that reduced group-level labor intensity.

Expanding Content Commerce Initiatives Through Strategic Partnerships and New Channels

●	Introduced a purchase-type crowdfunding package service in Japan integrating extensive media reach, advertising and e-commerce expertise, and Digital Studio infrastructure to drive strong crowdfunding campaign outcomes for entrepreneurs.

●	Launched our TikTok Shop Japan e-commerce strategy with 7NaNatural, winner of the ELLE Clean Beauty Award.

●	Formed a strategic partnership with PChome, one of Taiwan’s leading e-commerce platforms, expanding access to first-party retail data and enabling future next-generation ad products fueled by purchase-intent data.

●	Introduced our “Brandformance” advertising strategy — an integrated branding-and-performance approach leveraging content-creation expertise to improve media-advertising efficiency and effectiveness.

Focused and Enhanced Talent Through Key Hires, Promotions, and Streamlining

●	Appointed Aya Miyake (Chief Governance Officer, formerly Japan Exchange Group – Osaka Exchange) and Carly Ma (Chief Human Resources Officer, formerly Porsche Taiwan).

●	Named April Lin (Editor-in-Chief, Business Insider Taiwan), previously President and Editor-in-Chief of Money Weekly.

●	Promoted Chiemi Sasaki to Editor-in-Chief of Roomie Japan and Kate Lin to Editor-in-Chief of Roomie International.

●	Transitioned to a public company Board structure with directors who bring expertise and experience from Yahoo!, Wall Street Journal, NBC Universal, BCG and Reapra.

●	Continued staff restructuring and integration efforts to streamline headcount and align roles with public company operations.

Increased Public Visibility and Investor Relations Initiatives

●	Initiation of research coverage by The Benchmark Company, LLC (May 2025).

●	Co-hosted the 2025 Generative AI Conference in May 2025, drawing approximately 1,000 in-person and 2,000 virtual attendees.

●	Appointed as Lead Partner for TechGALA Japan 2026, a global technology conference to be held in January 2026.

●	Participated in Maxim Group’s 2025 Virtual Tech Conference, Discover the Innovations Reshaping Tomorrow, the Emerging Growth Conference, and the Sidoti Micro-Cap Virtual Investor Conference, among other industry events.

Subsequent Strategic and Operational Highlights

●	Initiation of research coverage by Sidoti & Company, LLC (July 2025).

●	Appointment of TJ Park as General Counsel (formerly Morrison & Foerster LLP, Tokyo office).

●	Appointment of Naoko Okumoto to Board of Directors, bringing two decades of experience in technology investment and cross-border partnerships.

●	Announced plans to host the 2025 INSIDE Future Day AI Event to be held in December 2025.

●	Launched Business Insider Taiwan, expanding the brand to a global Mandarin-speaking audience of over 1 billion.

●	Achieved ISO 27001 certification for The News Lens business, a key milestone supporting the Company’s pan-Asia M&A roll-up strategy.

●	AdTech subsidiary Ad2iction won bronze at the 2025 Click Awards in the “AI Media Placement” category, highlighting leadership in the Retail Media Network sector.

●	Announced plans to modernize cash management and treasury capabilities through a digital asset treasury strategy authorizing BTC, ETH and SOL treasury holdings.

●	Formed a Digital Asset Treasury Advisory Group comprising experts in the fields of digital assets, Web3 and blockchain technology.

Management Commentary

“We had an active and transformative H1 2025 as a newly listed public company and are happy to announce that our H1 2025 financial results outperformed our H1 2024 results in terms of revenue, operating margin, and net loss,” said Joey Chung, Co-Founder and Chief Executive Officer. “Our H1 2025 cost of revenue increased on the Japan side of the business, driven primarily by unfavorable Japanese yen movements, as a significant portion of our Japan headquarters costs are denominated in U.S. dollars, as well as higher labor costs in Japan. However, we were able to offset most of that impact through SG&A efficiencies and lower transaction-related professional services fees compared to H1 2024. H1 2025 Adjusted EBITDA declined as compared to H1 2024 as a direct result of the newly incurred public company costs that come with being a Nasdaq-listed company, which amounted to $1.8 million in H1 2025. Normalizing for these public company costs, our Management Adjusted EBITDA improved slightly year-over-year, highlighting the strength of our underlying business.”

“Revenue growth in H1 2025 was driven by our Technology business unit as we continue to roll out our high-margin technology and data products, along with continued strength in our Digital Studio business unit,” Mr. Chung continued. “As is typical for businesses operating in our sector, a large portion of annual revenue is generated in the second half of the year—particularly in the fourth quarter—as holiday marketing spend is deployed. We expect this pattern to continue in 2025.”

“Subsequent to H1 2025, we have maintained strong momentum with new media and product launches, notably the September launch of Business Insider Taiwan, our continued focus on high-value content commerce initiatives, and the ongoing development and rollout of innovative technology products,” Mr. Chung added. “On the cost side, our integration and reorganization efforts post-listing, together with our continued cost-discipline initiatives—including AI-based efficiency programs and a leaner overall headcount—have positioned us to better absorb normal-course public company costs. We continue to evaluate professional service providers and cost structures to identify further opportunities for savings going forward.”

“In new strategic developments, we recently announced plans to modernize our cash management and treasury capabilities through a digital asset treasury strategy, alongside the formation of a Digital Asset Treasury Advisory Group comprising highly accomplished experts across digital assets, Web3, blockchain and technology fields such as trading, investment, asset management, product development and regulatory engagement.” Mr. Chung concluded. “On the capital structure side, our outstanding debt has been reduced by approximately $5.0 million since fiscal year end 2024, and our current cash balance stands at approximately $1.8 million. The majority of our current outstanding debt is low-interest rate debt held with local relationship banks in Taiwan and Japan, which we view as strategic to maintaining our banking relationships in those markets.”

Financial Results for the Six Months Ended June 30, 2025

Revenue

Total revenues increased by 5.7% to $21.8 million in H1 2025 as compared to $20.6 million in H1 2024

●	Revenue in Japan increased by $1.5 million from $11.1 million to $12.6 million, primarily driven by strong performance of Digital Studio business unit in Japan largely attributable to the recognition of sales from Tech GALA Japan 2025. Revenue in Taiwan decreased slightly from $9.5 million to $9.1 million in H1 2025, primarily due to the timing of revenue recognition from a major customer contract, the delivery of which was deferred to the second half of 2025, resulting in lower recognized revenue in H1 2025.

●	Media and Branded Content revenue decreased by $0.9 million from $6.8 million to $5.9 million in H1 2025, primarily reflecting a lower volume of project engagements during the first half of the year compared to H1 2024.

●	Technology revenue increased by $0.7 million from $5.3 million to $6.0 million in H1 2025, primarily driven by the consolidation of the Dragon acquisition completed in September 2024, which was not included in the comparable 2024 period.

●	Digital Studio revenue increased by $1.4 million from $8.5 million to $9.9 million in H12025, largely attributable to the recognition of sales from Tech GALA Japan 2025.

Cost of Revenue

Cost of revenue increased by 19.1% to $14.8 million (67.9% margin) in H1 2025 as compared to $12.4 million in H1 2024 (60.3% margin). The increase was driven primarily due to the weaker Japanese yen—since a significant portion of Japan headquarters costs are denominated in U.S. dollars—and rising labor costs amid a tighter labor market in Japan.

Gross Profit

Gross profit declined 14.6% to $7.0 million (32.1% margin) in H1 2025 as compared to $8.2 million (39.7% margin) in H1 2024.

Operating Expenses

Total operating expenses declined 8.2% to $12.6 million (58.0% of revenue) in H1 2025 as compared to $13.8 million (66.8% of revenue) in H1 2024, due to a reduction in one-time professional service fees associated with the Company’s Nasdaq listing.

●	Sales, general and administrative (“SG&A”) expenses declined 11% to $10.9 million (50.1% of revenue) in H1 2025 as compared to $12.3 million (59.5% of revenue) in H1 2024. SG&A expenses in H1 2025 included $1.8 million of costs associated with being a public company, while SG&A expenses in H1 2024 included $2.6 million of non-recurring transaction costs related to the Nasdaq listing. Excluding these costs, SG&A expenses in H1 2025 were $9.1 million (41.9% of revenue) as compared to $9.7 million (46.9% of revenue) in H1 2024.

●	Research and development expenses, consisting primarily of our personnel-related costs including salaries, benefits, and share-based compensation for engineers and other employees engaged in the research, design, and development of new and existing technology and data products, increased 14.2% to $1.7 million (7.9% of revenue) in H1 2025 as compared to $1.5 million (7.3% of revenue) in H1 2024

Operating Loss

Operating loss increased 1.2% to a loss of $5.6 million (-25.9% margin) in H1 2025 as compared to a loss of $5.6 million (-27.0% margin) in H1 2024, reflecting a decline in gross profit offset by reduction in SG&A expenses.

Net Loss

Net loss narrowed 27.2% to a loss of $4.3 million in H1 2025 as compared to a loss of $5.9 million in H1 2024, due primarily to the recognition of a financial liability valuation gain resulting from the decline in the Company’s share and warrant price, relating to share-based contingent consideration from prior M&A activities and outstanding warrants.

Adjusted EBITDA and Margin

Our Adjusted EBITDA in H1 2025 declined to a loss of $3.2 million from a loss of $1.4 million in H1 2024, and our Adjusted EBITDA margin also declined to (14.7%) in H1 2025 as compared to (6.7%) in H1 2024, reflecting the impact of approximately $1.8 million of newly incurred public company compliance and related costs in H1 2025 following our Nasdaq listing at the end of 2024. By comparison, H1 2024 included $2.6 million of non-recurring transaction-related expenses associated with the listing, which were adjusted out in the calculation of Adjusted EBITDA. Please see “Use and Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation (Unaudited)” below, as they relate to our Adjusted EBITDA and margin.

Management Adjusted EBITDA and Margin

Our Management Adjusted EBITDA, a non-IFRS financial measure used to evaluate underlying operational performance excluding public company costs, was a loss of $1.4 million in H1 2025 after adjusting for $1.8 million of newly incurred public company compliance and related costs in H1 2025 following our Nasdaq listing at the end of 2024. We did not incur any such costs in H1 2024 and Management Adjusted EBITDA in H1 2024 was also a loss of $1.4 million. Our Management Adjusted EBITDA margin improved to (6.5%) in H1 2025 from (6.7%) in H1 2024. Please see “Use and Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation (Unaudited)” below, as they relate to our Adjusted EBITDA and margin.

Liquidity and Capital Resources

As of June 30, 2025, cash and cash equivalents were $1.6 million, down $2.0 million when compared to $3.6 million as of December 31, 2024. The decrease was primarily attributable to repayment of outstanding debt and contractual obligations, including the repayment of the outstanding balance under the 3i Note (as defined below) and outstanding professional and service fees associated with the business combination with Blue Ocean Acquisition Corp. and the listing on the Nasdaq in December 2024. As of September 30, 2025, cash and cash equivalents were $1.8 million.

Our audited consolidated financial statements for the year ended December 31, 2024 include disclosure regarding substantial doubt about our ability to continue as a going concern, and the Company’s unaudited condensed consolidated financial results as of and for the six months ended June 30, 2025 have also been prepared on the same basis.

For the six months ended June 30, 2025, our loss for the period was $4.3 million and net cash used in operating activities for the same period amounted to $1.8 million. These conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on its ability to improve operating conditions and raise additional capital through equity offerings or debt financings. Our management’s business plans consider, among others, cost management, the issuance of equity, promissory notes and renewal of its loan facilities with financial institutions. Our management has prepared cash flow projections and considered the funding requirements for a period including 12 months from the date of approval of these interim financial results. Based on this review, and assuming that operations continue as currently planned, it was projected that additional financing would be required prior to the second quarter of 2026. To support our ongoing liquidity, we currently have in place an equity line of credit (“ELOC”) with Tumim Stone Capital LLC, which provides us the flexibility to sell ordinary shares from time to time and receive cash proceeds to fund working capital and operational needs. However, there is no assurance that the ELOC can be utilized to the extent required for working capital and operational needs. In addition, we continue to evaluate a range of potential financing options, including debt and equity instruments, that may offer more attractive terms and strengthen our long-term capital structure. Such options are subject to negotiation and agreement with counterparties, and there is no guarantee that they will be successfully executed. Although the Company’s management continues to pursue these plans, there can be no assurance that it will be successful in obtaining sufficient funding on terms acceptable to it to fund continuing operations.

Status of Certain Financings

The Company reports further details on the status of the 3i Note (as defined below) and Tumim ELOC (as defined below) since June 30, 2025 to the date of this press release.

The Company issued a convertible note in the aggregate principal amount of $4.7 million to 3i, LP (“3i”) on December 13, 2024 (the “3i Note”). As of June 30, 2025, the outstanding balance, including accrued interest, under the 3i Note was $2.6 million. Since June 30, 2025, we have repaid approximately $2.2 million of the outstanding balance, including accrued interest, under the 3i Note. The remaining balance, including accrued interest, under the 3i Note as of the date of this press release is approximately $0.3 million.

The Company entered into an ordinary share purchase agreement for an equity line of credit (the “Tumim ELOC”) with Tumim Stone Capital LLC (“Tumim”) on November 25, 2024, which was amended on June 13, 2025 and September 14, 2025.

During the six months ended June 30, 2025, the Company sold 1,117,000 ordinary shares pursuant to the Tumim ELOC for gross proceeds of $690,223. The ordinary shares were sold at prices calculated using the volume weighted average trading prices, for an average price per share of $0.6179. Pursuant to the terms of the 3i Note, $172,556 of the aggregate gross proceeds raised was used to repay the outstanding balance under the 3i Note.

During the period from July 1, 2025 to the date of this press release, the Company sold 5,735,000 ordinary shares pursuant to the Tumim ELOC for gross proceeds of $1,583,633. The ordinary shares were sold at prices calculated using the volume weighted average trading prices, for an average price per share of $0.2761. Pursuant to the terms of the 3i Note, $182,764 of the aggregate gross proceeds raised was used to repay the outstanding balance under the 3i Note.

The Company is using the net proceeds raised from the Tumim ELOC sales during the period from July 1, 2025 to the date of this press release for general working capital and repayment of its obligations.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co., Ltd. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2025, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use and Reconciliation of Non-IFRS Financial Measures

In this press release, we have included Adjusted EBITDA, Management Adjusted EBITDA and their respective margins, non-IFRS financial measures, which are key measures used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA and Management Adjusted EBITDA are our preferred metrics for profitability because we believe they facilitate operating performance and profit performance comparisons on a period-to-period basis and exclude items that we do not consider to be indicative of our core operating performance. These non-IFRS financial measures have limitations as an analytical tool, and you should not consider any of them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

●	Although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs, including public company costs;

●	Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; and

●	Other companies, including our competitors in various industries, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

To calculate our Adjusted EBITDA, we adjust, (i) non-cash items such as depreciation expenses, amortization expenses and stock-based compensation expenses and (ii) extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization, to operating profit (loss) for the period.

To calculate our Management Adjusted EBITDA, we further adjust public company compliance and related costs to Adjusted EBITDA for the period.

Our management does not consider Adjusted EBITDA or Management Adjusted EBTIDA (or their respective margins) in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS measures is that they exclude significant expenses that are required by IFRS to be recorded in our financial statements. In addition, these non-IFRS measures are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining such non-IFRS financial measures.

For reconciliation of Adjusted EBITDA, Management Adjusted EBITDA and their respective margins to IFRS financial measures, see “Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation (Unaudited).”

TNL MEDIAGENE AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Financial Position
as of December 31, 2024 and June 30, 2025
(Expressed in United States dollars)

	December 31, 2024	June 30, 2025
Assets
Current assets
Cash and cash equivalents	$3,646,756	$1,614,272
Current financial assets at amortized cost	46,596	284,652
Current contract assets	3,980,380	1,626,222
Notes receivable, net	-	26,380
Accounts receivable, net	8,241,352	4,935,241
Other receivables	172,695	220,710
Current income tax assets	21,057	34,904
Inventories	87,828	80,831
Prepayments	1,320,329	1,579,940
Other current assets	207,041	45,743

	December 31, 2024	June 30, 2025
Total current assets	$17,724,034	10,448,895
Non-current assets
Non-current financial assets at fair value through other comprehensive income	$148,925	161,485
Non-current financial assets at amortized cost	544,861	683,959
Property, plant and equipment, net	430,809	423,498
Right-of-use assets	5,182,528	5,091,306
Investment properties	2,389,864	2,612,838
Goodwill	33,960,053	34,730,937
Intangible assets	30,978,581	30,248,379
Deferred tax assets	556,812	508,837
Other non-current assets	998,610	1,140,048
Total non-current assets	75,191,043	75,601,287
Total assets	92,915,077	86,050,182

Liabilities
Current liabilities
Short-term borrowings	1,075,904	2,663,939
Current financial liabilities at fair value through profit or loss	7,869,087	3,899,158
Current financial liabilities at amortized cost	-	273,038
Current contract liabilities	578,219	831,975
Notes payable	127,063	-
Accounts payable	4,897,884	3,268,584
Accounts payable－related parties	922	-
Other payables	9,039,084	6,157,673
Other payables－related parties	841,270	1,450,318
Income tax payable	38,385	67,486
Long-term borrowings, current portion	4,188,088	4,983,715
Current lease liabilities	891,804	774,867
Other current liabilities	3,447,177	3,247,120
Total current liabilities	32,994,887	27,617,873
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,431,000	1,431,000
Non-current financial liabilities at amortized cost	1,829,826	1,774,744
Long-term borrowings	4,843,107	4,789,791
Deferred tax liabilities	10,345,287	10,165,447
Non-current lease liabilities	4,111,749	4,147,269
Provisions	403,834	438,701
Other non-current liabilities	551,627	822,463
Total non-current liabilities	23,516,430	23,569,415
Total liabilities	56,511,317	51,187,288

Equity
Equity attributable to equity holders of the Company
Ordinary share	2,613	2,996
Capital surplus	154,703,137	158,320,045
Accumulated deficit	(117,208,018)	(121,525,677)
Other equity interest	(1,098,596)	(1,935,001)
Equity attributable to equity holders of the Company	36,399,136	34,862,363
Non-controlling interests	4,624	531
Total equity	36,403,760	34,862,894
Total liabilities and equity	92,915,077	86,050,182

TNL MEDIAGENE AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Six Months Ended June 30, 2024 and 2025
(Expressed in United States dollars)

	For the six months ended
	June 30, 2024	June 30, 2025
Revenue	20,605,425	21,785,004
Cost of revenue	(12,418,454)	(14,795,880)
Gross profit	8,186,971	6,989,124
Sales, general and administrative expenses	(12,257,199)	(10,911,769)
Research and development expenses	(1,503,392)	(1,716,627)
Operating loss	(5,573,620)	(5,639,272)
Interest income	9,530	9,706
Other income	12,956	98,221
Other gains and losses	(142,598)	1,579,000
Finance costs	(181,531)	(414,555)
Loss before income tax	(5,875,263)	(4,366,900)
Income tax benefit	(58,864)	44,965
Loss for the period	$(5,934,127)	$(4,321,935)

TNL MEDIAGENE AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2024 and 2025
(Expressed in United States dollars)

	For the six months ended
	June 30, 2024	June 30, 2025
Cash flows from operating activities
Loss before income tax	$(5,875,263)	$(4,366,900)
Adjustments to reconcile profit (loss)
Depreciation & amortization	1,609,066	1,626,295
Interest expense & Interest income (net)	172,001	404,849
Expected credit losses (gain)	67,291	-
Gain on disposal of property, plant and equipment, net	(39)	-
Losses (gain) on valuation of financial liabilities at fair value through profit or loss	4,146	(1,469,151)
Share-based payment transactions	200,912	818,500
Changes in operating assets and liabilities
Current contract assets	2,056,926	2,354,158
Accounts and notes receivable	3,333,893	3,279,731
Other receivables	(54,875)	(24,836)
Inventories	(20,048)	6,997
Prepayments	2,419,253	(372,111)
Other current assets	(1,633)	161,298
Other non-current assets	47,954	(43,855)
Current contract liabilities	(416,585)	253,756
Accounts and notes payable	(2,988,382)	(1,757,285)
Other payables	(742,603)	(2,290,730)
Other current liabilities	(17,239)	(200,057)
Provisions	(53,201)	34,867
Other non-current liabilities	(483,551)	56,136
Cash used in operations	(741,977)	(1,528,338)
Interest received	9,530	9,706
Interest paid	(170,743)	(275,969)
Income tax paid	(12,876)	(42,755)
Net cash used in operating activities	(916,066)	(1,837,356)

Cash flows from investing activities
Acquisition of financial assets at amortized cost	(64,069)	(7,575,343)
Proceeds from repayments of financial assets at amortized cost	-	7,292,928
Acquisition of property, plant and equipment	(52,536)	(40,058)
Proceeds from disposal of property, plant and equipment	575	1,017
Acquisition of intangible assets	(143,207)	(166,443)
Net cash generated from (used in) investing activities	(259,237)	(487,899)

Cash flows from financing activities
Increase in short-term borrowings	(571,070)	2,826,915
Repayments of short-term borrowings	-	(1,387,615)
Increase in long-term borrowings	2,242,463	2,064,739
Repayments of long-term borrowings	(1,625,230)	(2,379,094)
Payments on bonds payable	(169,819)	-
Payment on lease liabilities	(517,250)	(550,070)
Proceeds from issuance of financial liabilities at fair value through profit or loss	1,475,471	50,000
Payment on financial liabilities at fair value through profit or loss	-	(1,097,678)
Proceeds from issuance of ordinary shares	-	667,045
Share-based payments	4,260	-
Proceeds from guarantee deposits	565,008	214,700
Payment of transaction costs	(4,490)	-
Net cash generated from financing activities	1,399,343	408,942
Effect of foreign exchange rate changes	(117,783)	(116,171)
Net increase (decrease) in cash and cash equivalents	106,257	(2,032,484)
Cash and cash equivalents at beginning of year	3,030,298	3,646,756
Cash and cash equivalents at end of year	$3,136,555	$1,614,272

Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation (Unaudited)

	For the six months ended
Adjusted EBITDA	June 30, 2024	June 30, 2025
Operating loss	$(5,573,620)	$(5,639,272)
Add:
Depreciation expenses	564,701	592,712
Amortization expenses	1,044,365	1,033,583
Stock-based compensation expenses	-	818,500
One-time transaction-related expenses(2)	2,593,882	-
Adjusted EBITDA	(1,370,672)	(3,194,477)
Revenue	20,605,425	21,785,004
Adjusted EBITDA Margin (%)	-6.65%	-14.66%

	For the six months ended
Management Adjusted EBITDA	June 30, 2024	June 30, 2025
Adjusted EBITDA	$(1,370,672)	$(3,194,477)
Add:
Ongoing public company costs	-	1,775,567
Management Adjusted EBITDA	(1,370,672)	(1,418,910)
Revenue	20,605,425	21,785,004
Management Adjusted EBITDA Margin (%)	-6.65%	-6.51%

CONTACT：IR@tnlmediagene.com